Mail Stop 3628



                                                             February 17, 2021



Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

       Re:     Citigroup Commercial Mortgage Trust 2016-P6
               Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020
               Response Dated February 12, 2021
               File No. 333-207132-09


Dear Mr. Simpson:

       We have reviewed your February 12, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our January 29,
2021 letter.

Forms 10-D and ABS-EE

   1. We continue to have questions as to why P&I advances were made during the forbearance period. The pooling and servicing agreement requires P&I advances for the
      period in which payments are due. During the forbearance period, no payments were actually due, which is also reflected in the reporting status for the
loan as    current    (after
      the servicer   s reporting delay noted in the response to our prior
comment 1). Given that
 Richard Simpson
Citigroup Commercial Mortgage Securities, Inc.
February 17, 2021
Page 2

       the forbearance agreement sets forth the length of forbearance as well the terms under which the borrower is expected to pay after the forbearance period expires, we do not understand the basis for your statement that the loan was not
permanently    modified by
       the forbearance agreement. If you continue to believe that the payment due date and/or payment terms of the loan were not modified by the forbearance agreement, please provide us with your legal analysis for this belief. Your legal analysis should identify which provisions of the forbearance agreement cause you to believe that the loan was not modified. Please also provide us with a supplemental copy of the forbearance agreement.

    2. In addition, we note your statement in your response to our prior comment 2 that investors expect the master servicer to advance principal and interest during the forbearance period. The offering documents and the underlying pooling and servicing agreement do not outline the special treatment of loans in forbearance as you have described in your response letter (i.e., that servicing advances are required during forbearance). Please tell us the basis for your statement that investors expect the master servicer to advance during the forbearance period.

    3. We also note your response to prior comment 1 indicating that industry best practices allow reporting of forbearances within two reporting cycles and your response to prior comment 3 noting that the servicer does not believe that there have been material instances of noncompliance to report for the previous fiscal year. Please be advised that
       Item 1122 of Regulation AB requires, among other things, that the servicer assess whether reports, which includes the filed asset-level data, are maintained in accordance with the transaction agreements and applicable Commission requirements.
Item 1122
       requirements do not involve an assessment against industry best practices. In addition, as we have noted in our comments above, we continue to have concerns that P&I advances were not made as specified in the transaction agreements, as required to be assessed under Item 1122(d)(2)(iii). Item 1122(d)(2)(iii) does not involve a consideration of industry best practices. Accordingly, please confirm that the servicer s assessments under Item 1122 take into consideration applicable transaction agreement provisions and
       Commission requirements rather than industry best practice guidelines. Please also advise as to why you continue to believe, in light of the observations outlined in this comment letter, that there were no material instances of noncompliance to report for the previous fiscal year in connection with these matters.
 Richard Simpson
Citigroup Commercial Mortgage Securities, Inc.
February 17, 2021
Page 3

       Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.


                                                         Sincerely,

                                                         /s/ Katherine Hsu

                                                         Katherine Hsu
                                                         Office Chief
                                                         Office of Structured
Finance

cc:    Janet A. Barbiere, Orrick
       Kar Soen Ho, Orrick